Filed Pursuant to Rule 424(b)(5)

Registration No. 333-175538

FEE TABLE:

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
$750,000,000 2.15% Senior Notes due March 22, 2017	$750,000,000	$85,950
$300,000,000 3.95% Subordinated Notes due March 22, 2022	$300,000,000	$34,380

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT No. 1 dated March 15, 2012

(To prospectus dated July 13, 2011 and

prospectus supplement dated August 12, 2011)

BB&T CORPORATION

Medium-Term Notes, Series C (Senior)

Medium-Term Notes, Series D (Subordinated)

This pricing supplement supplements the terms and conditions in the prospectus, dated July 13, 2011, as supplemented by the prospectus supplement, dated August 12, 2011 (the “prospectus supplement” and together with the prospectus, dated July 13, 2011, and with all documents incorporated herein by reference, the “prospectus”), and relates to the offering and sale of $750,000,000 2.15% Senior Notes due March 22, 2017 (the “Senior Notes”) and $300,000,000 3.95% Subordinated Notes due March 22, 2022 (the “Subordinated Notes” and, together with the Senior Notes, the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Senior Notes	Subordinated Notes
CUSIP / ISIN Nos.	05531FAK9/US05531FAK93	05531GAA9/US05531GAA94
Series	Series C (Senior)	Series D (Subordinated)
Form of Note	Book-Entry	Book-Entry
Principal Amount	$750,000,000	$300,000,000
Trade Date	March 15, 2012	March 15, 2012
Original Issue Date	March 22, 2012	March 22, 2012
Maturity Date	March 22, 2017	March 22, 2022
Redemption Date	February 22, 2017	February 22, 2022
Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Senior Notes (par), plus accrued and unpaid interest thereon to the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Senior Notes	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Subordinated Notes (par), plus accrued and unpaid interest thereon to the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Subordinated Notes
Base Rate	Fixed Rate Note	Fixed Rate Note
Distribution	Underwritten basis	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price (Dollar Amount and Percentage of Principal Amount	$ 750,000,000/ 99.783%	$ 300,000,000/ 99.306%
Net Proceeds (Before Expenses) to the Company	$747,022,500	$297,168,000
Interest Rate	2.15%	3.95%
Initial Interest Rate	Not applicable	Not applicable
Interest Payment Dates	March 22 and September 22, commencing September 22, 2012	March 22 and September 22 of each year, commencing September 22, 2012
Regular Record Dates	15 calendar days prior to each Interest Payment Date	15 calendar days prior to each Interest Payment Date
Interest Determination Dates	Not applicable	Not applicable
Interest Reset Dates	Not applicable	Not applicable
Index Source	Not applicable	Not applicable
Index Maturity	Not applicable	Not applicable
Spread	Not applicable	Not applicable
Spread Multiplier	Not applicable	Not applicable
Maximum Interest Rate	Not applicable	Not applicable
Day Count	30/360	30/360
Minimum Interest Rate	Not applicable	Not applicable
Original Issue Discount Notes	Not applicable	Not applicable

The Senior Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations. The Subordinated Notes are unsecured and will rank junior and be subordinated to all of our senior indebtedness, including the Senior Notes.

The Notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-2 of the prospectus supplement and on page 19 of our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior Note(1)	Total	Per Subordinated Note(1)	Total
Price to Public	99.783%	$748,372,500	99.306%	$297,918,000
Underwriters’ Commissions or Discounts	0.180%	$1,350,000	0.250%	$750,000
Net Proceeds (Before Expenses) to Us	99.603%	$747,022,500	99.056%	$297,168,000

(1)	Plus accrued interest, if any, from March 22, 2012, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about March 22, 2012.

Joint Book-Running Managers

Barclays Capital	BB&T Capital Markets	Deutsche Bank Securities	Goldman, Sachs & Co.

March 15, 2012

SUPPLEMENTAL DESCRIPTION OF SUBORDINATED NOTES

The following supplemental information concerning the Subordinated Notes is intended to be read in conjunction with the statements under “Description of Notes” in the accompanying prospectus supplement, which the following information supplements and, if there are any inconsistencies, supersedes. The following supplemental information is only applicable to the Subordinated Notes and is not applicable to the terms of the Senior Notes offered by this pricing supplement.

The Subordinated Notes will be issued pursuant to an indenture dated as of May 24, 1996, as the same may be further amended or supplemented from time to time (which we refer to as the “subordinated indenture”), between us and U.S. Bank National Association, a national banking association (as successor to the corporate trust business of State Street Bank and Trust Company), as subordinated trustee and an Officers’ Certificate and Company Order dated August 12, 2011, pursuant to Section 201 of the subordinated indenture. The subordinated indenture is described in the accompanying prospectus supplement and is filed as an exhibit to the registration statement under which the Subordinated Notes are being offered and sold.

Waiver and Termination of Rights With Respect to BB&T Replacement Capital Covenant

In 2007 we caused the issuance of $600 million fixed-to-floating rate capital securities (“Capital Securities”) of BB&T Capital Trust IV, a Delaware statutory trust formed by us (the “Trust”). In connection with this issuance, on June 12, 2007 we entered into a replacement capital covenant, as subsequently amended on November 18, 2011 (as amended, the “Replacement Capital Covenant”). The Replacement Capital Covenant benefits persons that buy, hold or sell a series of long-term indebtedness of BB&T or its largest depository institution subsidiary that are specified by us (the “Covered Debt”). We initially designated as Covered Debt our 6.75% junior subordinated debentures maturing in 2036 (the “Debentures”), issued to BB&T Capital Trust II, a Delaware statutory trust formed by us in connection with the issuance of capital securities.

The Replacement Capital Covenant provides that we may not repay, redeem or purchase any of the Capital Securities or the securities held by the Trust (the “Other Securities”), as applicable, on or before the date specified in the Replacement Capital Covenant, with certain limited exceptions, except to the extent that we have received net cash proceeds, up to specified percentages, from the sale of new securities with characteristics that are the same as, or more equity-like than, the applicable characteristics of the Capital Securities or the Other Securities, as applicable. Additional information with respect to the terms of the Replacement Capital Covenant is summarized in Part 1, Item 5: Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Replacement Capital Covenant” in our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report on Form 10-K”), beginning on page 27.

In the event that we elect to redeem the securities that serve as the Covered Debt (currently the Debentures), we are required to identify another series of eligible debt to serve as the Covered Debt entitled to the benefits of the Replacement Capital Covenant. The Subordinated Notes would qualify as Covered Debt if we designated them as such. As previously disclosed in our 2011 Annual Report on Form 10-K, in January, 2012 we submitted our annual capital plan to the Federal Reserve as part of the Federal Reserve’s Comprehensive Capital Analysis and Review process. On March 13, 2012 the Federal Reserve notified us that it did not object to our plan to redeem $3.2 billion of trust preferred securities beginning in 2012. Such redemptions may include the Debentures, which would require us to designate a new series of indebtedness as Covered Debt under the Replacement Capital Covenant. In the event we elect to redeem the Debentures, we may designate the Subordinated Notes as Covered Debt for purposes of the Replacement Capital Covenant. If the Subordinated Notes were designated as Covered Debt, we would thereafter terminate the Replacement Capital Covenant in accordance with the terms of the Subordinated Notes as described below.

The Subordinated Notes provide that, in the event they are designated as Covered Debt, each purchaser of Subordinated Notes, for itself and any and all successors and assigns, waives all rights under, and irrevocably authorizes us to terminate, without further action by or payment to any holders of the Subordinated Notes, the Replacement Capital Covenant. This feature of the Subordinated Notes will effectively allow us to unilaterally terminate the Replacement Capital Covenant, if we so choose, in the event the Subordinated Notes are in the future designated as Covered Debt. This will provide us with flexibility, if and when we redeem all our outstanding Debentures, to redeem all outstanding Capital Securities without issuing more qualifying securities under the Replacement Capital Covenant or incurring any other additional costs or delays.

By purchasing these Subordinated Notes, an investor hereby waives, for itself and any and all successors and assigns, all rights with respect to, and irrevocably authorizes us to terminate, the Replacement Capital Covenant upon the Subordinated Notes becoming Covered Debt as described above.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness (which may include the redemption of certain callable trust preferred securities issued by one or more of our trust affiliates) and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the Notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for us and our subsidiaries for the periods indicated below were as follows:

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings to Fixed Charges:
Including interest on deposits:	2.10x	1.50x	1.40x	1.67x	1.63x
Excluding interest on deposits:	2.91x	1.99x	1.92x	2.77x	2.77x

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest and dividends on the 3,133.64 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, $1,000,000 liquidation preference per share (“Series C Preferred Stock”) issued to the U.S. Department of the Treasury as part of the Troubled Asset Relief Program—Capital Purchase Program, which we repurchased on June 17, 2009) less earnings attributable to noncontrolling interest. Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third of rents (the proportion representative of the interest factor), dividends on our Series C Preferred Stock and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third of rents (the proportion representative of the interest factor), dividends on our Series C Preferred Stock and all amortization of debt issuance costs.

As of the date of this pricing supplement, we have no preferred stock outstanding.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated as of March 15, 2012 (the “terms agreement”), with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the principal amount of Notes set forth opposite their respective names below:

Underwriter	Principal Amount of Senior Notes	Principal Amount of Subordinated Notes
Barclays Capital Inc.	$187,500,000	$75,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	187,500,000	75,000,000
Deutsche Bank Securities Inc.	187,500,000	75,000,000
Goldman, Sachs & Co.	187,500,000	75,000,000

Total	$750,000,000	$300,000,000

We have been advised by the underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on page one of this pricing supplement, and may offer the Notes to certain dealers at the public offering price less a concession not in excess of 0.100% and 0.150% of the principal amount of the Senior Notes and Subordinated Notes, respectively. The underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.040% and 0.050% of the principal amount of Senior Notes and Subordinated Notes, respectively. After the initial public offering, the public offering price may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these Notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the Notes if any are purchased.

To facilitate the offering of these Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these Notes. Specifically, the underwriters may overallot in connection with any offering of these Notes, creating a short position in these Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these Notes, the underwriters may bid for, and purchase, these Notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We expect that the delivery of the Notes will be made against payment therefor on March 22, 2012, which will be the fifth business day following the trade date of the Notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next following business day will be required, by virtue of the fact that the Notes will not settle in T+3, to specify an alternative settlement cycle at the time of such trade to prevent a failed settlement and should consult their own advisor.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the Notes, excluding the underwriters’ discounts, will be approximately $200,000.

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this pricing supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and warranted that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the offer of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the Laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (as amended, the “FIEL”). The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan or Japanese corporation, except in accordance with the provisions of, or pursuant to an exemption available under, the applicable laws and regulations of Japan including the FIEL. For the purpose hereof, “resident of Japan” means an individual whose address is in Japan, and “Japanese corporation” means a legal entity organized under the laws of Japan.

Conflicts of Interest

Because BB&T Capital Markets, a division of Scott & Stringfellow, LLC, our affiliate, is a participating joint book-running manager, this offering is being conducted in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121, as administered by FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.